EXHIBIT 99.1

Himax Technologies, Inc. Reports Second Quarter 2012 Financial Results

Sales increased 18.0% year-over-year to $189.5 million

Company Meets Q2 Gross Margin and EPS Guidance

  Small and medium-sized panel driver sales increased 34.7% year-over-year to US$83.8 million, achieving record-high quarterly revenues
  Gross margin increased 450 basis points to 23.1% from 18.6% in 2Q11 and increased 20 basis points from 22.9% in 1Q12, highest since 4Q08
  GAAP net income increased 316.8% to US$15.1 million from US$3.6 million in 2Q11 and increased 33.5% from US$11.3 million in 1Q12. GAAP diluted earnings per ADS increased 342.5% to US$0.089 from US$0.02 in 2Q11 and increased 34.7% from US$0.066 in 1Q12

TAINAN, Taiwan, Aug. 8, 2012 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq:HIMX) ("Himax" or "Company"), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, today announced financial results for the second quarter ended June 30, 2012.

SUMMARY FINANCIALS

Second quarter 2012 Results Compared to Second quarter 2011 Results (USD) (unaudited)

	Q2 2012	Q2 2011	CHANGE
Net Revenues	$189.5 million	$160.6 million	+18.0%
Gross Profit	$43.7 million	$29.9 million	+46.2%
Gross Margin	23.1%	18.6%	+4.5%
GAAP Net Income Attributable to Shareholders	$15.1 million	$3.6 million	+316.8%
Non-GAAP Net Income Attributable to Shareholders	$15.9 million(1)	$5.0 million(2)	+216.8%
GAAP EPS (Per Diluted ADS)	$0.089	$0.020	+342.5%
Non-GAAP EPS (Per Diluted ADS)	$0.093(1)	$0.028(2)	+232.1%

(1) Non-GAAP Net income attributable to common shareholders and EPS excludes $0.4 million of share-based compensation expenses, net of tax and $0.4 million non-cash acquisition related charges, net of tax.
(2) Non-GAAP Net income attributable to common shareholders and EPS excludes $1.0 million of share-based compensation expenses, net of tax and $0.4 million non-cash acquisition related charge, net of tax.

Second quarter 2012 Results Compared to First Quarter 2012 Results (USD) (unaudited)

	Q2 2012	Q1 2012	CHANGE
Net Revenues	$189.5 million	$166.7 million	+13.7%
Gross Profit	$43.7 million	$38.1 million	+14.7%
Gross Margin	23.1%	22.9%	+0.2%
GAAP Net Income Attributable to Shareholders	$15.1 million	$11.3 million	+33.5%
Non-GAAP Net Income Attributable to Shareholders	$15.9 million(1)	$12.1 million(2)	+31.1%
GAAP EPS (Per Diluted ADS)	$0.089	$0.066	+34.7%
Non-GAAP EPS (Per Diluted ADS)	$0.093(1)	$0.071(2)	+31.0%

(1) Non-GAAP Net income attributable to common shareholders and EPS excludes $0.4 million of share-based compensation expenses, net of tax and $0.4 million non-cash acquisition related charges, net of tax.
(2) Non-GAAP Net income attributable to common shareholders and EPS excludes $0.4 million of share-based compensation expenses, net of tax and $0.4 million non-cash acquisition related charges, net of tax.

"We are pleased with our second quarter performance where we achieved both top and bottom line growth. This signifies the success we have achieved for more balanced sales from various product lines and a more diversified customer base. In addition, we delivered strong growth in our higher margin products and kept our operating expenses under control. All of these factors resulted in substantial improvements in our bottom line profitability. We are confident that Himax is heading in the right direction to achieve additional improvements for the balance of 2012 and beyond," explained Mr. Jordan Wu, President and Chief Executive Officer of Himax.

Second quarter 2012 Financial Results

Breakdown by Product Line (USD in millions) (unaudited)

	Q2 2012%		Q2 2011%		% Change
Display drivers for large-size panels	$79.7	42.1%	$76.4	47.6%	+4.3%
Display drivers for small/medium sized panels	$83.8	44.2%	$62.2	38.7%	+34.7%
Non-driver products	$26.0	13.7%	$22.0	13.7%	+18.4%

	Q2 2012%		Q1 2012%		% Change
Display drivers for large-size panels	$79.7	42.1%	$71.4	42.8%	+11.7%
Display drivers for small/medium sized panels	$83.8	44.2%	$72.4	43.4%	+15.8%
Non-driver products	$26.0	13.7%	$22.9	13.8%	+13.2%

Revenues for the second quarter of 2012 increased 18.0% to $189.5 million year-over-year and increased 13.7% sequentially. Strong sales in our small and medium-sized drivers and non-driver ICs remained the top contributors to the Company's revenue growth. Sales to non-related parties increased an impressive 36.5% year over year and grew 21.9% sequentially.

Sales of small and medium-sized drivers were $83.8 million, up 34.7% in the second quarter from the same period 2011 and up 15.8% from the previous quarter. The growth was mainly a result of strong sales in a number of fast-growing product segments including smartphones, automotive and tablets. Sales for smartphone driver ICs, particularly those to the China market, were also robust. Himax's small and medium-sized driver sales totaled $83.8 million for the second quarter, a record high in its history.

Revenues from large panel display drivers were $79.7 million, up 4.3% from a year ago and 11.7% from the first quarter of 2012. The sales increase was mainly due to the growing sales to the panel customers in China. Thanks to the new capacity ramp currently underway in China, the Company anticipates this positive trend to continue in the second half of 2012.

Revenues from Himax's non-driver businesses, which include CMOS image sensors, LCOS microdisplays, touch panel controllers, power management ICs, LED diver ICs, wafer level optics, timing controllers, ASIC services and IP licensing, were $26.0 million, an increase of 18.4% from the same period last year and 13.2% higher than the first quarter of 2012.

Gross margins were 23.1% for the three months ended June 30, 2012, up 450 basis points from 18.6% in the second quarter of 2011 and up 20 basis points from 22.9% in the first quarter of 2012. This is the third consecutive quarter of gross margin improvement and the highest level since the fourth quarter of 2008. The increase in gross margin is a direct result of a richer mix of higher margin products. Continued gross margin improvement will remain one of the Company's main focuses for the remainder of 2012.

Second quarter 2012 GAAP operating expenses were $23.5 million, down 11.2% from $26.5 million a year ago and down 0.6% from $23.7 million in the previous quarter. GAAP operating income was $20.2 million in the second quarter of 2012 compared to $3.4 million in the second quarter of 2011 and $14.5 million in the first quarter of 2012.

GAAP operating income for the second quarter of 2012 was $20.2 million, or 10.7% of sales, up $16.8 million, or 492.3%, as compared to $3.4 million, or 2.1% of sales, during the same period in 2011 and up $5.7 million, or 39.7%, from $14.5 million, or 8.7% of sales, in the previous quarter.

Reported GAAP net income was $15.1 million, or 8.9 cents per ADS, for the second quarter of 2012 compared to $3.6 million, or 2.0 cents per ADS, in the corresponding quarter a year ago, and up from $11.3 million, or 6.6 cents per ADS, in the previous quarter. GAAP net income improved 316.8% compared to second quarter 2011 and 33.5% versus first quarter of 2012.

Non-GAAP net income in the second quarter was $15.9 million, or 9.3 cents per diluted ADS, up from $5.0 million, or 2.8 cents per ADS, for the same period last year, and up from $12.1 million, or 7.1 cents per ADS, in the previous quarter.  Non-GAAP net income for the second quarter 2012 grew 216.8% over the same period last year and 31.1% over first quarter of 2012.

First Half 2012 Results (USD) (unaudited)

	1H 2012	1H 2011	CHANGE
Net Revenues	$356.2 million	$301.7 million	+18.1%
Gross Profit	$81.8 million	$58.2 million	+40.6%
Gross Margin	23.0%	19.3%	+3.7%
GAAP Net Income Attributable to Shareholders	$26.4 million	$6.3 million	+316.2%
Non-GAAP Net Income Attributable to Shareholders	$28.1 million(1)	$9.2 million(2)	+206.6%
GAAP EPS (Per Diluted ADS)	$0.154	$0.036	+327.8%
Non-GAAP EPS (Per Diluted ADS)	$0.164(1)	$0.051(2)	+221.6%

(1) Non-GAAP Net income attributable to common shareholders and EPS excludes $0.9 million of share-based compensation expenses, net of tax and $0.8 million non-cash acquisition related charges, net of tax.
(2) Non-GAAP Net income attributable to common shareholders and EPS excludes $2.0 million of share-based compensation expenses, net of tax and $0.9 million non-cash acquisition related charges, net of tax.

Revenues were $356.2 million and gross profits were $81.8 million, representing growth of 18.1% and 40.6% over the first half of 2011 respectively. Gross margin increased to 23.0% in the first six months of 2012, up from 19.3% in the same period last year, a 370 basis point improvement.

GAAP operating expenses were $47.2 million for the first six months 2012, down $5.1 million or 9.7% from $52.3 million for the same period 2011. The significant reduction was due to better overall cost controls and the reduction in the ramp-up costs for WLO, WLM and LCOS products at Himax's dedicated factories for these product lines.

Operating income of $34.7 million represented a 482.4% increase from the first half of 2011. The improvement in operating income was mainly the result of gross margin expansion and cost control measures identified above.

GAAP net income for the first half 2012 was $26.4 million, or 15.4 cents per diluted ADS, up from $6.3 million, or 3.6 cents per ADS, for the same period last year. GAAP net income for the first half of 2012 grew 316.2% over the same period last year.

Non-GAAP net income for the first half 2012 was $28.1 million, or 16.4 cents per diluted ADS, up from $9.2 million, or 5.1 cents per ADS, for the same period last year. Non-GAAP net income for the first half of 2012 grew 206.6% over the same period last year.

All of the above are strong indications that Himax has delivered a solid performance that has lifted its overall financial results.

Balance Sheet and Cash Flow

The Company had $103.2 million in cash and cash equivalents on June 30, 2012, compared to $102.1 million on March 31, 2012. Inventory at end of June was $139.2 million compared to $118.5 million at end of last quarter, reflecting a few customer orders that were pushed out to the third quarter.

Accounts receivable were approximately $212.9 million on June 30, 2012 compared to $189.0 million on March 31, 2012. Day Sales Outstanding ("DSO") was 109 days at end of second quarter 2012 versus 103 days in the first quarter of 2012.

Net cash inflow from operating activities for the second quarter was $3.2 million which consists of net income before depreciation and amortization of $18.1 million offset by increase in receivables, inventory and trade and tax payables.

Share Buyback Update

With regards to the Company's $25 million dollars share buyback program, Himax has purchased a total of $12.3 million, or approximately 8.9 million ADS through June 30, 2012. Himax purchased approximately $1.14 million or 0.6 million ADS in the three months ended June 30, 2012. Himax management has stated they will continue to execute the remaining share repurchase program in accordance with Rule 10b-18.

Cash Dividend

On June 11th, Himax declared a cash dividend of 6.3 cents per ADS, totaling $10.7 million, for 2011, paid out on July 25, 2012. This pay-out is consistent with the Company's cash dividend policy based on its prior year's profitability. The Company's decision to pay out 100% of its last year's net profit signifies the board's confidence in the positive business outlook for 2012.

September 2012 Non-Deal Road Show

Ms. Jackie Chang, CFO, Ms. Penny Lin, IR Manager, and John Mattio, US-Based IR from the MZ Group, will host a number of investor meeting in the New York Metro and Boston area from September 10th to 14th. If you are interested in meeting with the Company in a 1-1 session or group session, please contact Himax's US or Taiwan based investor relations contact at the numbers below.

Business Updates

Himax continues to solidify its product portfolio and diversify its customers across several of its major business units. In small and medium-sized drivers, the Company has enjoyed phenomenal growth in this product category for quite some time through leading technology and strong execution. The Company remains bullish on the growth prospect for its small and medium-sized driver business long term, particularly the smartphones application which has delivered the strongest growth since the third quarter of 2011, although it is witnessing several entry-price-point smartphones enter the market. Beyond handsets, Himax has won numerous design wins in tablet, notebook and automotive display applications which will continue to produce strong shipments in the second half of this year.

Himax experienced second quarter growth in the large panel business mainly due to the growth from panel manufacturer customers in China. This growth trend in China will continue through 2012 as a number of Chinese large panel manufacturers have expanded their capacity and increased their capacity utilization. Large panel display drivers remain one of the Company's long-term focuses.

Himax's non-driver products have grown quickly as a result of growth in several product areas. The Company has secured new design wins for new sensor products in conjunction with the launch of Windows 8 with a number of tier-one notebook names.

Himax has also been able to secure additional design wins for the Company's multi-finger captive touch panel controller and expects to increase shipment volumes for this product line in the third and fourth quarter of the year. Himax believes touch panel controller is a long-term growth engine for Himax.

Himax is also working with several top-tier customers to develop new applications using its LCOS panels. The Company witnessed a change in the application of the technology in the past year away from embedded pico-projector in handphones in favor of head-mounted displays. Himax remains excited on the prospects for this technology in the future as it believes its technology in head-mounted displays application is superior to other competing technologies.

For the Company's new business from the comprehensive monitor and projector scaler product line and tailor-made video processing IC solutions and silicon IP services, Himax is extremely encouraged by some early successes by the engagement of several top-tier brand customers who need such ICs to create differentiation for their end products.

The Company will release its third quarter 2012 guidance before the market opens on August 9, 2012. The management team will provide additional insight to market trends for the third quarter on its second quarter conference call.

Conference Call

Himax Technologies, Inc. will hold a conference call with investors and analysts tomorrow, August 9, 2012 at 8:00 a.m. US Eastern Time to discuss the Company's second quarter and first half 2012 financial results. Details of the call follow below.

DATE:	Thursday, August 9, 2012
TIME:	U.S. 8:00 a.m. ET
TAIWAN 8:00 p.m.
DIAL IN:	U.S. 1-877-407-4018
INTERNATIONAL 1-201-689-8471
CONFERENCE ID:	398094
WEBCAST:	http://public.viavid.com/index.php?id=101194

A replay of the call will be available beginning two hours after the call through midnight August 16, 2012 (12 p.m. August 17, Taiwan time) on www.himax.com.tw and by telephone at +1-877-870-5176 (US Domestic) or +1-858-384-5517 (International). The conference ID number is 398094. This call is being webcast by ViaVid Broadcasting and can be accessed by clicking on this http://public.viavid.com/index.php?id=101194 or at ViaVid's website at http://www.viavid.net, where the webcast can be accessed through August 8, 2013.

About Himax Technologies, Inc.

Himax Technologies, Inc. (Nasdaq:HIMX) is a fabless semiconductor solution provider dedicated to display imagine processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, LCOS microdisplays used in palm-size projectors and head-mount displays, LED driver ICs, power management ICs, and chipsets for TVs and monitors. The company also offers digital camera solutions, including CMOS image sensors and wafer level optics, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security and medical devices. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs 1,400 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan and the US. With more than 1,500 patents in three continents on its technologies, Himax has retained its position as the leading display image processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

About Non-GAAP Financial Measures

To supplement the unaudited consolidated statement of income and comprehensive income presented in accordance with GAAP, the Company is also providing non-GAAP measures of income before income tax expenses, net income, net income attributable to us and basic and diluted earnings per share for the six months ended June 30, 2012 and 2011, which are adjusted from results based on GAAP to exclude the non-cash transactions. The non-GAAP financial measures are provided to enhance the investors' overall understanding of our current performance in on-going core operations as well as the prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. The Company uses both GAAP and non-GAAP information in evaluating our operating business results internally and therefore deems it important to provide all of this information to investors. The non-GAAP adjustments include share based compensations and acquisition related charges.

Forward Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory; the uncertainty of success in our Taiwan listing plan which is still under review by Taiwan regulatory authorities and subject to change due to, among other things, changes in either Taiwan or U.S. authorities' policies and Taiwan regulatory authorities' acceptance of the Company's Taiwan listing application and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2011 filed with the SEC, as may be amended.

– FINANCIAL TABLES –

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(These interim financials do not fully comply with US GAAP because they omit all interim disclosure required by US GAAP)
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)

	Three Months Ended June 30,		Three Months Ended March 31,
	2012	2011	2012
Revenues
Revenues from third parties, net	$126,164	$92,450	$103,473
Revenues from related parties, net	63,346	68,129	63,220
	189,510	160,579	166,693

Costs and expenses:
Cost of revenues	145,794	130,682	128,577
Research and development	15,717	19,294	16,699
General and administrative	4,066	3,745	3,689
Sales and marketing	3,728	3,447	3,264
Total costs and expenses	169,305	157,168	152,229

Operating income	20,205	3,411	14,464

Non operating income (loss):
Interest income	100	130	85
Equity in losses of equity method investees	(12)	(112)	(72)
Foreign exchange gains (losses), net	185	(100)	(341)
Interest expense	(97)	(102)	(99)
Other income (loss), net	(17)	478	209
	159	294	(218)
Earnings before income taxes	20,364	3,705	14,246
Income tax expense	5,447	926	3,205
Net income	14,917	2,779	11,041
Net loss attributable to noncontrolling interests	188	845	272
Net income attributable to Himax stockholders	$15,105	$3,624	$11,313

Basic earnings per ordinary share attributable to Himax stockholders	$ 0.044	$ 0.010	$ 0.033
Diluted earnings per ordinary share attributable to Himax stockholders	$ 0.044	$ 0.010	$ 0.033
Basic earnings per ADS attributable to Himax stockholders	$ 0.089	$ 0.020	$ 0.066
Diluted earnings per ADS attributable to Himax stockholders	$ 0.089	$ 0.020	$ 0.066

Basic Weighted Average Outstanding ADS	170,283	177,315	172,017
Diluted Weighted Average Outstanding ADS	170,586	178,069	172,017

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)

	Six Months Ended June 30,
	2012	2011
Revenues
Revenues from third parties, net	$229,637	$166,543
Revenues from related parties, net	126,566	135,129
	356,203	301,672

Costs and expenses:
Cost of revenues	274,371	243,465
Research and development	32,416	39,084
General and administrative	7,755	8,026
Sales and marketing	6,992	5,144
Total costs and expenses	321,534	295,719

Operating income	34,669	5,953

Non operating income (loss):
Interest income	185	270
Equity in losses of equity method investees	(84)	(193)
Foreign exchange gains (losses), net	(156)	17
Interest expense	(196)	(199)
Other income, net	192	244
	(59)	139
Earnings before income taxes	34,610	6,092
Income tax expense	8,652	1,523
Net income	25,958	4,569
Net loss attributable to noncontrolling interests	460	1,778
Net income attributable to Himax stockholders	$26,418	$6,347

Basic earnings per ordinary share attributable to Himax stockholders	$ 0.077	$ 0.018
Diluted earnings per ordinary share attributable to Himax stockholders	$ 0.077	$ 0.018
Basic earnings per ADS attributable to Himax stockholders	$ 0.154	$ 0.036
Diluted earnings per ADS attributable to Himax stockholders	$ 0.154	$ 0.036

Basic Weighted Average Outstanding ADS	171,150	177,316
Diluted Weighted Average Outstanding ADS	171,255	178,000

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of income categories is summarized as follows:	Three Months Ended June 30,		Three Months Ended March 31,
	2012	2011	2012
Share-based compensation
Cost of revenues	$6	$11	$5
Research and development	366	866	373
General and administrative	62	143	62
Sales and marketing	76	139	77
Income tax benefit	(87)	(177)	(86)
Total	$423	$982	$431

The amount of acquisition-related charges included in applicable statements of income categories is summarized as follows:

Acquisition-related charges
Research and development	$240	$258	$241
Sales and marketing	290	290	289
Income tax benefit	(125)	(125)	(125)
Total	$405	$423	$405

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of income categories is summarized as follows:	Six Months Ended June 30,
	2012	2011
Share-based compensation
Cost of revenues	$11	$22
Research and development	739	1,735
General and administrative	124	285
Sales and marketing	153	279
Income tax benefit	(173)	(355)
Total	$854	$1,966

The amount of acquisition-related charges included in applicable statements of income categories is summarized as follows:

Acquisition-related charges
Research and development	$481	$516
Sales and marketing	579	579
Income tax benefit	(250)	(250)
Total	$810	$845

Himax Technologies, Inc.
GAAP Unaudited Condensed Consolidated Balance Sheets
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)

	June 30, 2012	March 31, 2012	December 31, 2011
Assets
Current assets:
Cash and cash equivalents	$102,992	$101,912	$106,164
Restricted cash and cash equivalents	63,000	84,200	84,200
Investments in marketable securities available-for-sale	167	169	165
Accounts receivable, less allowance for doubtful accounts, sales returns and discounts	129,045	103,089	101,280
Accounts receivable from related parties, less allowance for sales returns and discounts	83,832	85,916	79,833
Inventories	139,158	118,515	112,985
Deferred income taxes	16,432	16,638	16,217
Prepaid expenses and other current assets	15,108	15,535	14,865
Total current assets	$549,734	$525,974	$515,709

Investment securities, including securities measured at fair value	$24,619	$24,658	$24,506
Equity method investments	322	378	439
Property, plant and equipment, net	54,173	55,873	57,150
Deferred income taxes	13,830	14,003	13,649
Goodwill	26,846	26,846	26,846
Intangible assets, net	3,431	3,962	4,494
Other assets	2,434	2,371	2,185
	125,655	128,091	129,269
Total assets	$675,389	$654,065	$644,978

Liabilities and Equity
Current liabilities:
Short-term debt	$63,000	$84,200	$84,200
Accounts payable	159,407	134,931	134,353
Income taxes payable	12,753	7,786	3,644
Other accrued expenses and other current liabilities	31,082	21,547	23,163
Total current liabilities	$266,242	$248,464	$245,360
Other liabilities	5,018	5,112	4,560
Total liabilities	$271,260	$253,576	$249,920

Equity
Himax stockholders' equity:
Ordinary shares, US$0.3 par value, 1,000,000,000 shares authorized; 356,699,482 shares issued and 339,047,694, 340,255,988 and 349,279,556 outstanding at June 30, 2012, March 31, 2012, and December 31, 2011, respectively	$107,010	$107,010	$107,010
Additional paid-in capital	104,580	103,971	103,051
Treasury shares, at cost (17,651,788 ordinary shares, 16,443,494 ordinary shares and 7,419,926 ordinary shares at June 30, 2012, March 31, 2012, and December 31, 2011, respectively)	(12,213)	(11,066)	(4,502)
Accumulated other comprehensive income	137	276	166
Unappropriated retained earnings	203,450	199,025	187,712
Himax stockholders' equity	$402,964	$399,216	$393,437
Noncontrolling interests	1,165	1,273	1,621
Total equity	$404,129	$400,489	$395,058
Total liabilities and equity	$675,389	$654,065	$644,978

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)

	Three Months Ended June 30,		Three Months Ended March 31,
	2012	2011	2012

Cash flows from operating activities:
Net income	$14,917	$2,779	$11,041
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,165	3,172	3,313
Share-based compensation expenses	510	1,159	517
Gain on disposal of equity method investment	---	(313)	---
Loss (gain) on disposal of marketable securities, net	11	(194)	(7)
Unrealized loss (gain) on conversion option	62	144	(152)
Interest income from amortization of discount on investment in corporate bonds	(41)	(41)	(42)
Equity in losses of equity method investees	12	112	72
Deferred income tax expense (benefit)	257	(983)	(906)
Inventories write downs	4,115	1,804	2,617
Changes in operating assets and liabilities:
Accounts receivable	(25,956)	(9,264)	(1,809)
Accounts receivable from related parties	2,077	(3,244)	(6,079)
Inventories	(24,758)	3,903	(8,147)
Prepaid expenses and other current assets	424	(100)	(670)
Accounts payable	24,476	1,704	578
Income taxes payable	4,967	(3,912)	4,142
Other accrued expenses and other current liabilities	(1,066)	683	(1,531)
Other liabilities	36	(906)	669
Net cash provided by (used in) operating activities	3,208	(3,497)	3,606

Cash flows from investing activities:
Purchase of property and equipment	(1,009)	(8,674)	(1,606)
Purchase of available-for-sale marketable securities	(5,526)	(2,840)	(6,247)
Disposal of available-for-sale marketable securities	5,515	9,501	6,254
Purchase of investment securities	------	------	(3)
Release (pledge)of restricted cash equivalents and marketable securities	2	(4)	(4)
Increase in other assets	(132)	(32)	(24)
Net cash used in investing activities	(1,150)	(2,049)	(1,630)

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)

	Three Months Ended June 30,		Three Months Ended March 31,
	2012	2011	2012
Cash flows from financing activities:
Proceeds from issuance of new shares by subsidiaries	$86	$10	$ (3)
Payments to repurchase ordinary shares	(1,147)	(67)	(6,564)
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Technologies Limited	97	---	---
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Imaging, Inc.	1	---	332
Purchase of subsidiary shares from noncontrolling	(3)	(67)	(1)
interests
Release of restricted cash equivalents and marketable securities (for borrowing of short-term debt)	21,200	---	---
Repayment of short-term debt	(21,200)	---	---
Net cash used in financing activities	(966)	(124)	(6,236)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(12)	38	8
Net increase (decrease) in cash and cash equivalents	1,080	(5,632)	(4,252)
Cash and cash equivalents at beginning of period	101,912	109,519	106,164
Cash and cash equivalents at end of period	$102,992	$103,887	$101,912

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest expense	$97	$79	$99
Income taxes	$123	$5,979	$63
Supplemental disclosures of non-cash financing activities:
Dividend Payable	$10,680	$21,227	$ ---

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)

	Six Months Ended June 30,
	2012	2011

Cash flows from operating activities:
Net income	$25,958	$4,569
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,478	6,451
Share-based compensation expenses	1,027	2,321
Gain on disposal of equity method investment	---	(313)
Loss (gain) on disposal of marketable securities, net	4	(387)
Unrealized loss (gain) on conversion option	(90)	604
Interest income from amortization of discount on investment in corporate bonds	(83)	(89)
Equity in losses of equity method investees	84	193
Deferred income tax expense	(649)	(741)
Inventories write downs	6,732	4,568
Changes in operating assets and liabilities:
Accounts receivable	(27,765)	(12,150)
Accounts receivable from related parties	(4,002)	9,045
Inventories	(32,905)	(10,930)
Prepaid expenses and other current assets	(246)	(425)
Accounts payable	25,054	9,848
Income taxes payable	9,109	(3,860)
Other accrued expenses and other current liabilities	(2,597)	941
Other liabilities	705	(917)
Net cash provided by operating activities	6,814	8,728

Cash flows from investing activities:
Purchase of property and equipment	(2,615)	(10,525)
Purchase of available-for-sale marketable securities	(11,773)	(8,854)
Disposal of available-for-sale marketable securities	11,769	17,234
Purchase of investment securities	(3)	----
Release (pledge)of restricted cash equivalents and marketable securities	(2)	998
Increase in other assets	(156)	(31)
Net cash used in investing activities	(2,780)	(1,178)

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)

	Six Months Ended June 30,
	2012	2011
Cash flows from financing activities:
Proceeds from issuance of new shares by subsidiaries	$83	$31
Payments to repurchase ordinary shares	(7,711)	(67)
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Technologies Limited	97	---
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Imaging, Inc.	333	---
Purchase of subsidiary shares from noncontrolling interests	(4)	(528)
Release of restricted cash equivalents and marketable securities (for borrowing of short-term debt)	21,200	---
Repayment of short-term debt	(21,200)	---
Net cash used in financing activities	(7,202)	(564)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(4)	59
Net increase (decrease) in cash and cash equivalents	(3,172)	7,045
Cash and cash equivalents at beginning of period	106,164	96,842
Cash and cash equivalents at end of period	$102,992	$103,887

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest expense	$196	$176
Income taxes	$186	$6,185
Supplemental disclosures of non-cash financing activities:
Dividend Payable	$10,680	$21,227

Himax Technologies, Inc.
Non-GAAP Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-based Compensation and Acquisition-Related Charges:

	Three Months Ended June 30,		Three Months Ended March 31,
	2012	2011	2012
Revenues	$189,510	$160,579	$166,693

Gross profit	43,716	29,897	38,116
Add: Share-based compensation – Cost of revenues	6	11	5
Gross profit excluding share-based compensation	43,722	29,908	38,121
Gross margin excluding share-based compensation	23.1%	18.6%	22.9%

Operating income	20,205	3,411	14,464
Add: Share-based compensation	510	1,159	517
Operating income excluding share-based compensation	20,715	4,570	14,981
Add: Acquisition-related charges –Intangible assets amortization	530	548	530
Operating income excluding share-based compensation and acquisition-related charges	21,245	5,118	15,511
Operating margin excluding share-based compensation and acquisition-related charges	11.2%	3.2%	9.3%
Net income attributable to Himax stockholders	15,105	3,624	11,313
Add: Share-based compensation, net of tax	423	982	431
Add: Acquisition-related charges, net of tax	405	423	405
Net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	15,933	5,029	12,149
Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	8.4%	3.1%	7.3%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges equals net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Himax Technologies, Inc.
Non-GAAP Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-based Compensation and Acquisition-Related Charges:

	Six Months Ended June 30,
	2012	2011
Revenues	$356,203	$301,672

Gross profit	81,832	58,207
Add: Share-based compensation – Cost of revenues	11	22
Gross profit excluding share-based compensation	81,843	58,229
Gross margin excluding share-based compensation	23.0%	19.3%

Operating income	34,669	5,953
Add: Share-based compensation	1,027	2,321
Operating income excluding share-based compensation	35,696	8,274
Add: Acquisition-related charges –Intangible assets amortization	1,060	1,095
Operating income excluding share-based compensation and acquisition-related charges	36,756	9,369
Operating margin excluding share-based compensation and acquisition-related charges	10.3%	3.1%
Net income attributable to Himax stockholders	26,418	6,347
Add: Share-based compensation, net of tax	854	1,966
Add: Acquisition-related charges, net of tax	810	845
Net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	28,082	9,158
Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	7.9%	3.0%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges equals net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Diluted Earnings Per ADS Attributable to Himax stockholders Excluding Share-based Compensation and Acquisition-Related Charges:

	Three Months Ended June 30,	Six Months Ended June 30,
	2012	2012
Diluted GAAP earning per ADS attributable to Himax stockholders	$ 0.089	$ 0.154
Add: Share-based compensation per ADS	$ 0.002	$ 0.005
Add: Acquisition-related charges per ADS	$ 0.002	$ 0.005

Diluted non-GAAP earning per ADS attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	$ 0.093	$ 0.164
Numbers do not add up due to rounding
CONTACT:  Contact For the Company
          Jackie Chang, CFO
          Himax Technologies, Inc.
          Tel: 886-2-2370-3999 Ext.22300
          Fax: 886-2-2314-0877
          Email: jackie_chang@himax.com.tw
          www.himax.com.tw

          Penny Lin, Investor Relations
          Himax Technologies, Inc.
          Tel: 886-2-2370-3999 Ext.22320
          Fax: 886-2-2314-0877
          Email: penny_lin@himax.com.tw
          www.himax.com.tw

          Investor Relations - US Representative
          MZ North America
          John Mattio, SVP
          Tel: +1-212-301-7130
          Email: john.mattio@mzgroup.us
          www.mz-ir.com